UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García, Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release of CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) (BMV: GCC*), dated January 25, 2017, announcing that they will commence offerings that are expected to include an aggregate of up to 76,483,332 shares of common stock of GCC currently owned by CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 25, 2017	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
1.	Press release of CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE:CX) and Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) (BMV: GCC*), dated January 25, 2017, announcing that they will commence offerings that are expected to include an aggregate of up to 76,483,332 shares of common stock of GCC currently owned by CEMEX.